UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K

_______________

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2017.

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number 1‑10560

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BENCHMARK ELECTRONICS, INC.

4141 N. SCOTTSDALE ROAD

SCOTTSDALE, ARIZONA 85251

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.             Statements of Net Assets Available for Benefits as of December 30, 2017 and 2016

2.             Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2017

3.             Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2017*

EXHIBITS

23     Consent of Independent Registered Public Accounting Firm – Moss Adams LLP

23.1  Consent of Independent Registered Public Accounting Firm – Hein & Associates LLP

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

i

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BENCHMARK ELECTRONICS, INC.
401(K) EMPLOYEE SAVINGS PLAN

By: /s/ Roop K. Lakkaraju
Roop K. Lakkaraju
Chief Financial Officer
Benchmark Electronics, Inc.

Date: June 28, 2018

ii

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 30, 2017 and 2016

(With Reports of Independent Registered Public Accounting Firms)

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of

Benchmark Electronics, Inc. 401(k) Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30,  2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2017, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Schedule

The supplemental schedule included in Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 30, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Denver, Colorado

June 28, 2018

We have served as the Plan’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of

Benchmark Electronics, Inc. 401(k) Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30, 2016. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP

Denver, Colorado

June 28, 2017

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2017 and 2016

	2017	2016

Assets
Investments at fair value	$210,786,257	$170,409,230
Investments at contract value	67,824,222	65,430,603

Receivables:
Employer contributions	241,839	94,424
Participant contributions	230,738	172,697
Other	57,105	-
Notes receivable from participants	4,795,549	4,500,447

Total receivables	5,325,231	4,767,568

Net assets available for benefits	$283,935,710	$240,607,401

See accompanying notes to the financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2017

Additions
Investment income:
Interest	$1,149,768
Dividends	1,783,796
Net appreciation in fair value of investments	29,288,833

32,222,397

Interest income on notes receivable from participants	206,596

Contributions:
Employer	5,430,938
Participant	12,375,919
Rollovers	1,298,135

19,104,992

Total additions	51,533,985

Deductions
Benefits paid to participants	20,055,140
Administrative expenses	21,900

Total deductions	20,077,040

Transfer of assets from Secure Communication Systems Retirement Savings Plan	11,871,364

Net increase in net assets available for benefits	43,328,309

Net assets available for benefits:
Beginning of year	240,607,401

End of year	$283,935,710

See accompanying notes to the financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(1)     Description of Plan

The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)     General

The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and the following affiliates of the Company: Benchmark Electronics Huntsville Inc.; Benchmark Electronics Manufacturing Solutions, Inc.; Benchmark Electronics Manufacturing Solutions (Moorpark), Inc.; Secure Communication Systems, Inc.; Tactical Micro, Inc.; Smart Electronics and Assembly, Inc.; and Lark Engineering Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective December 1, 2009, the Plan adopted the Prudential Retirement Prototype Plan (the Prototype Plan).

The Plan is administered by the Company and advised by the board of directors of the Company and the investment committee. Prudential Bank & Trust, FSB is trustee of the Plan, and Prudential Retirement Insurance and Annuity Company (Prudential) is the record keeper.

Effective March 31, 2017, the net assets of the Secure Communication Systems Retirement Savings Plan (the Secure Plan) totaling $11,871,364 were merged with and transferred to the Plan. The investments of the Secure Plan, except for the five year guaranteed interest accounts issued by Principal Life Insurance Company (GICs), were liquidated and invested in investments of the Plan with similar investment objectives. The GICs were transferred over at contract value from the Secure Plan and continue to be held by Principal Life Insurance Company (the Custodian). Upon expiration, the GICs will be liquidated and invested in the Prudential Guaranteed Income Fund.

(b)     Contributions and Investment Options

Participants may elect to make pre-tax contributions of up to 100% (in 1.0% increments) of their compensation, as defined. Participant contributions will be matched by the Company on a 100% basis, not to exceed 4.0% of a participant’s compensation (referred to as employer contributions) upon completion of one year of service. The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1,000 hours of service during such year. The Company did not make a discretionary contribution during the 2017 Plan year. Certain Internal Revenue Service (IRS) limits may apply to both the participants’ contributions and the employers’ contributions. Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan.

Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers 15 mutual funds, Company common stock and an insurance investment contract as investment options for participants.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(c)     Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)     Vesting

Participants are immediately vested in their contributions, employer matching contributions and the actual earnings thereon.

(e)     Notes Receivable from Participants

Upon application by a participant, the Plan administrator may make loans to participants not to exceed 50% of their 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. Participants’ loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time. The interest rate is set at the prime rate plus 1%. Loan proceeds are reduced by a $75 loan processing fee.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded at December 30, 2017, or 2016. Delinquent loans are treated as distributions based upon the terms of the Plan document.

(f)      Administrative Expenses

Administrative expenses of the Plan are paid partly by the Company and partly by the Plan. Mutual fund redemption fees and investment advisory fees paid by participants are reported in administrative expenses in the accompanying statement of changes in net assets available for benefits. Expenses related to the asset management of the investment funds and recordkeeping services are paid via the expense ratios charged on the investments, which reduce the investment return reported and credited to participant accounts. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. In addition, the Company incurs certain expenses administering the Plan, which are not included in the Plan’s financial statements.

(g)     Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account, an annuity with various terms and rates or roll the vested balance over to another qualified plan.

While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

 (h)    Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement.

(2)     Summary of Accounting Policies

(a)     Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the Plan.

(b)     Investment Valuation

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). The common stock of the Company and mutual funds are valued at their quoted market price. The investments in pooled separate accounts are valued based upon the quoted market values of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

(c)     Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represented 4.0% and 4.9% of the Plan’s net assets as of December 30, 2017 and 2016, respectively. The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

(d)     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(e)     Payment of Benefits

Benefits are recorded when paid.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(f)      Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.

(g)     Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient (NAV practical expedient). The Plan Administrator adopted ASU 2015-07 for the 2017 plan year; however, the retrospective approach requires that an investment for which fair value is measured using a NAV practical expedient be removed from the fair value hierarchy in all periods presented in the financial statements. Accordingly, the investment disclosures in Note 9 have been modified as of December 30, 2016, as well.

(3)     Benchmark Electronics, Inc. Common Stock

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(4)     Guaranteed Income Investment Contracts

The Plan’s investment in the Guaranteed Income Fund (GIF) is an evergreen group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Contract value represents net contributions plus interest at the contract rate, less funds used to purchase annuities and pay administrative expenses by Prudential. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan. The GIF’s interest rates are adjusted to market semi-annually. The minimum crediting rate under the GIF contract is 1.50%. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The guarantee is based on Prudential’s ability to meet its financial obligations from its general assets. Prudential’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events that might limit the ability of the Plan to transact at contract value with the contract issuer include the following:

•     Plan termination of the contract;

•     Plan termination or merger;

•     Company layoffs;

•     Company mergers;

•     Bankruptcy of the Company.

In the case of these events, Prudential reserves the right to settle within 90 days or over time as specified in the group annuity contract. The Company has made no such plans for the near future. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

The contract includes a pool transfer limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2017 or 2016.

The Plan’s investment in the GICs cannot be sold to a third party; thus the only option to exit the GICs is to withdraw or transfer the funds prior to maturity for an event other than death, disability, termination or retirement; however, there is a possible surrender charge when funds are withdrawn prior to their maturity. Therefore, the GICs investment is not fully benefit responsive. The Custodian is contractually obligated to repay the principal and a guaranteed interest rate, as determined by the Custodian. The guarantees made with regard to the guaranteed interest account are supported by the general account of the Custodian. The investment represents contributions, plus earnings, and charged for participant withdrawals and administrative expense, if any. The investment is included in the financial statements at contract value, which, as of December 30, 2017, approximated fair value. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

(5)     Federal Income Tax Exemption

The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC), and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a) of the IRC. The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the appropriate IRC sections. Management has evaluated the Plan’s tax positions and has concluded that, as of December 30, 2017, the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(6)     Reconciliation of Financial Statements to Form 5500

Reconciliation of the net assets available for benefits reported in the accompanying statements to the net assets available for benefits reported per the Form 5500 as of December 30, 2017 and 2016 is as follows:

	2017	2016
Net assets available for benefits
reported per the Form 5500	$283,463,133	$240,340,280
Adjustment in employer contributions receivable	241,839	94,424
Adjustment in participants contributions receivable	230,738	172,697
Net assets available for benefits
reported in the accompanying statement	$283,935,710	$240,607,401

Reconciliation of the changes in net assets available for benefits reported in the accompanying statement to the net changes in net assets available for benefits reported per the Form 5500 for the year ended December 30, 2017 is as follows:

Net increase in net assets available for benefits
reported per the Form 5500	$43,122,853
Adjustment in contributions from employer	147,415
Adjustment in contributions from participants	58,041
Net increase in net assets available for benefits
reported in the accompanying statement	$43,328,309

(7)     Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Prudential Retirement Insurance and Annuity Company and Prudential Investments LLC. These companies are all affiliated with Prudential Financial Inc., which is the parent company for Prudential Bank & Trust, FSB, the trustee. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

The Plan invests in shares of the Company’s common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions, which are also exempt under ERISA.

(8)     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Valuation techniques

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs that are unobservable and significant for the asset or liability.

The Plan’s valuation methodology used to measure the fair values of the mutual funds and common stocks were derived from quoted market prices and are classified as Level 1 investments. The fair value of the pooled separate accounts invested in mutual funds are based on the mutual fund’s net asset values (NAV) as a practical expedient and are not classified in the fair value hierarchy. There have been no changes in the methodologies used at December 31, 2017 and 2016.

The Plan’s investments at fair value, set forth by level within the fair value hierarchy, were as follows:

	As of December 30, 2017
	Level 1	Level 2	Total

Mutual funds	$152,101,326	$-	$152,101,326
Common stocks	11,222,057	-	11,222,057
	$163,323,383	$-	163,323,383
Pooled separate accounts measured at NAV			47,462,874
Investments at fair value			$210,786,257

	As of December 30, 2016
	Level 1	Level 2	Total

Mutual funds	$120,477,433	$-	$120,477,433
Common stocks	11,683,266	-	11,683,266
	$132,160,699	$-	132,160,699
Pooled separate accounts measured at NAV			38,248,531
Investments at fair value			$170,409,230

For the years ended December 30, 2017 and 2016, there were no significant transfers between Level 1 and Level 2.

Schedule

	BENCHMARK ELECTRONICS, INC.
	401(k) EMPLOYEE SAVINGS PLAN

	Employer Identification Number (74-2211011) - Plan Number (001)

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 30, 2017
			(e)
	(a) (b)	(c)	Current
	Identity of issuer	Description of investment	value

	Capital Research and Management Company	American Funds Europacific Growth Fund®, Class R-4	$25,373,683

*	Prudential Investments LLC	Prudential Total Return Bond Fund, Class Z	23,721,488

	Artisan Partners Holdings LP	Artisan Mid Cap Value Fund, Institutional Class	18,179,126

	Legg Mason Partners Fund Advisor, LLC	Clearbridge Large CAP Growth, Class I	16,620,843

	J.P. Morgan Investment Management Inc.	JPMorgan Growth Advantage Fund, Class R5	13,861,742

	Massachusetts Financial Services Company	MFS® Value Fund, Class R-4	13,517,835

	JPMorgan Investment Advisors, Inc.	JPMorgan Small Cap Equity Fund, Select Class	13,495,085

	Hartford Funds Management Company, LLC	Hartford Balanced Income Fund, Class R-5	10,062,625

	American Century Capital Portfolios, Inc.	American Century Small Cap Value Fund, Institutional Class	6,184,386

	Kayne Anderson Rudnick Investment Management, LLC	Virtus Kar Small Cap Growth Fund, Class I	4,517,656

	OppenheimerFunds, Inc.	Oppenheimer Developing Markets Fund, Class Y	3,097,343

	The Vanguard Group, Inc.	Vanguard Mid-Cap Index Fund Admiral Shares	1,797,715

	The Vanguard Group, Inc.	Vanguard Small-Cap Index Fund Admiral Shares	1,671,799

		Total Mutual Funds	152,101,326

*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund	40,340,085

*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex® Target Balanced Fund	7,122,789

		Total Pooled Separate Accounts	47,462,874

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	66,943,609

*	Principal Life Insurance Company	Guaranteed Interest Accounts	880,613

		Total Guaranteed Income Accounts	67,824,222

*	Benchmark Electronics, Inc.	Benchmark Electronics, Inc. Common Stock Fund	11,222,057

*	Participants	Notes receivable from participants (rates range from
		4.25% to 9.25% at December 30, 2017)	4,795,549

		Total investments and notes receivable
		from participants (Held at End of Year)	$283,406,028

	Cost information omitted as all investments are participant directed.

*	Represents party-in-interest transactions.

	See accompanying report of independent registered public accounting firm.